SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 11)

Contango Oil & Gas Company
(Name of Issuer)

Common Stock, par value $0.04
(Title of Class of Securities)

21075N20
(CUSIP Number)

Kenneth R. Peak Contango Oil & Gas Company 3700 Buffalo Speedway, Suite 960 Houston, Texas 77098 (713) 960-1901
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 27, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION OF ABOVE PERSON
Kenneth R. Peak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
1,800,296 shares of Common Stock
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
1,516,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,800,296 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11.8%
14	TYPE OF REPORTING PERSON
IN
CUSIP No. 291005106	13D	Page 2 of 5

Items 1 to 7 of Schedule 13D, dated August 25, 1999, as amended by Amendment No. 1 to Schedule 13D dated August 21, 2000, by Amendment No. 2 to Schedule 13D, dated June 24, 2001, by Amendment No. 3 to Schedule 13D, dated October 8, 2003, by Amendment No. 4 to Schedule 13D, dated August 3, 2004, by Amendment No. 5 to Schedule 13D, dated June 5, 2009, by Amendment No. 6 to Schedule 13D, dated June 16, 2010, by Amendment No. 7 to Schedule 13D, dated December 16, 2010, and by Amendment No. 8 to Schedule 13D, dated February 23, 2011, by Amendment No. 9 to Schedule 13D dated September 11, 2012 and by Amendment No. 10 to Schedule 13D dated September 21, 2012.

Responses to each item of this Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer

Item 2. Identity and Background

Item 3. Source and Amount of Funds or Other Consideration

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

All of the shares of Common Stock reported herein were acquired for investment purposes.  Subject to applicable securities laws and regulations, Mr. Peak may dispose or acquire securities of Contango, including Common Stock, depending upon the position of the market, the Issuer, and other factors.

On December 27, 2012, Mr. Peak donated 234,000 shares of Common Stock to the National Philanthropic Trust (fbo The Ken and Donna Peak Foundation).  These shares were gifted by Mr. Peak to the philanthropic foundation for estate planning and charitable purposes.

Mr. Peak does not currently have any plans or proposals which relate to or would result in any changes in the board of directors or management of Contango, or which relate to or would result in the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Following the transfer, Mr. Peak directly owns 1,516,000 shares of Common Stock and has the right to vote 284,296 additional shares.  As the beneficial owner of 1,800,396 shares of Common Stock, Mr. Peak beneficially owns approximately 11.8% of the outstanding shares of Contango Common Stock.  Mr. Peak has sole voting power with respect to 1,800,396 shares of Common Stock and sole dispositive power with respect to 1,516,000 shares of Common Stock.  Dispositive power for 284,296 shares is held by the former wife of Mr. Peak.

There have been no reportable transactions with respect to the Common Stock of the Issuer within the last 60 days by Mr. Peak, except as described in this Amendment No. 11 to Schedule 13D.

With respect to the 1,516,000 shares of Common Stock directly owned by Mr. Peak, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by Mr. Peak.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 4, 2013	/s/ KENNETH R.PEAK
Kenneth R. Peak